Exhibit 1.1

CDC Software Wins Microsoft Office System Solution
Builder Program 2004 Award

New version 2.1.5 of Executive Suite, with product enhancements and Asian language support, strengthens its market position in the business analytics market

Hong Kong April 15, 2004 — CDC Software, a wholly-owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced it is a winner of Microsoft’s Asia Pacific-based MicrosoftR Office System Solution Builder Program 2004 award. CDC Software’s Executive Suite solution was chosen because it innovatively addresses an acute business need for easy-to-use business performance management solutions for both business and financial executives.

The MicrosoftR Office System Solution Builder Program 2004 award entitles CDC Software to a comprehensive marketing program supported by both Microsoft Corporation and Intel Corporation in Asia. The contest was designed to identify the best solutions in Asia that are integrated with the new Microsoft Office System 2004. The Executive Suite SmartDoc solution uses Microsoft Office 2003 Smart Document functionality which allows executives to access up-to-date corporate business intelligence through a familiar Microsoft Word interface.

Steve Collins, Managing Director of CDC Software, said, “We are pleased with our achievements with Executive Suite since our acquisition of the IP in October last year. We believe that the technology provided by Microsoft enables us to provide a comprehensive and flexible solution to our customers and this marketing support from Microsoft will also strengthen our market position in the Business Intelligence sector, especially in Asia.”

Adam Anger, Director for Business Productivity and Solutions at Microsoft (Asia Pacific), said, “We’ve seen a great response from our partners and solution builders to our Microsoft Office Solution Builder Program. The range of applications and solutions presented has been wide, and, more importantly, this program also offers partners the opportunity to enter new markets, as well as drive new revenue opportunities.”

In addition, CDC Software announced the worldwide release of new version 2.1.5 of Executive Suite which adds key new features to the product, and offers extended language capabilities including Simplified Chinese, Japanese and Thai for the Asian marketplace and Spanish and French for the European marketplace. This new version makes Executive Suite a more global product and should further facilitate sales in the Asia market, particularly China which has experienced rapid growth in the software sector.

Executive Suite is a fully integrated financial management software application delivering budgeting, planning, forecasting, financial consolidation, reporting and analysis to a broad spectrum of customers. Executive Suite offers high functionality while reducing the price entry point and long-term cost of ownership for this type of solution. The software is based on

MicrosoftR .NET technology and the MicrosoftR SQL platform which allows quick and easy access via web-based technology and the Microsoft Office interface.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,400 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. The company provides mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises. It also provides a comprehensive suite of Customer Relationship Management (“CRM”) products focused on mid-sized enterprises through its subsidiary Pivotal Corporation. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 2,300 enterprise customers in China and internationally. The company intends to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, USA with significant subsidiary operations in Western Europe. The acquisition of Ross is subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 additional outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing please visit the website www.corp.china.com.

Forward Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings or submissions with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F/A filed on January 20, 2004 and the Form 6-K submitted on February 12, 2004 which contains revised and updated sections to the Form 20-F/A.

For further information, please contact:

Media Relations	Investor Relations

Jane Cheng, Public Relations Manager	Craig Celek, Vice President, Investor Relations
Tel : (852) 2961 2750	Tel : 1-212-661-2160
Fax : (852) 2571 0410	Fax : 1-973-591-9976
e-mail : jane.cheng@hk.china.com	e-mail : craig.celek@hk.china.com

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